UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 1185 Avenue of the Americas Suite 2000 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,715,862
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

15,715,862
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 94,857,215 shares of Common Stock (as defined herein) outstanding as of March 21, 2013, as reported by the Issuer (as defined herein) in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2013 (the “Proxy Statement”).

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,715,862
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

15,715,862
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*	The calculation of the percentage of outstanding shares is based on 94,857,215 shares of Common Stock outstanding as of March 21, 2013, as reported by the Issuer in the Proxy Statement.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

15,715,862
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

15,715,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*	The calculation of the percentage of outstanding shares is based on 94,857,215 shares of Common Stock outstanding as of March 21, 2013, as reported by the Issuer in the Proxy Statement.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 4 on Schedule 13D (this “Amendment No. 4”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010 and Amendment No. 3 filed on July 26, 2010, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 2.	Identity and Background

Item 2 of the 13D Filing is hereby amended and supplemented by replacing the second sentence of the first paragraph in its entirety with the following:

The business address of each of the Reporting Persons is 1185 Avenue of the Americas, Suite 2000, New York, New York 10036.

Item 4.	Purpose of Transaction

Item 4 of the 13D filing is hereby amended and supplemented by replacing the second paragraph of such Item 4 in its entirety with the following:

To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations. CapGen LP is currently seeking to increase its ownership of Common Stock.  On March 31, 2010, CapGen LP applied to the Fed for the flexibility to increase its ownership of Common Stock to over 50% of the class through the purchase from time to time of Common Stock in open market transactions, in negotiated transactions with the Issuer, and/or through the exercise of its preemptive rights under the Purchase Agreement, if applicable.  On May 6, 2010, CapGen LP amended this application to the Fed for the flexibility to increase its ownership of Common Stock to a level up to, but not exceeding, 49.9% of the class, which approval was granted on June 3, 2010.  After several extensions, this approval expired on June 3, 2011.  On April 18, 2013, CapGen LP applied to the Fed for the flexibility to increase its ownership of Common Stock, up to, but not in excess of, 25.0% of the class.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 8	Joint Filing Agreement, dated April 22, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     April 22, 2013

CAPGEN CAPITAL GROUP III LP

	By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 8	Joint Filing Agreement, dated April 22, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig